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                              January 19, 2023

       Wenxian Fan
       Chief Executive Officer
       Pony Group Inc.
       Engineer Experiment Building, A202
       7 Gaoxin South Avenue, Nanshan District
       Shenzhen, Guangdong Province
       People   s Republic of China

                                                        Re: Pony Group, Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 333-234358

       Dear Wenxian Fan:

              We have reviewed your September 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2022 letter.

       Amendment No. 1 to Form 10-K filed September 23, 2022

       Our Corporate Structure, page 1

   1. We note your disclosure that "[o]ur holding company structure presents unique risks as our investors may never
directly hold equity interests in our Hong Kong or Shenzhen
                                                        operating subsidiary."
Please also disclose prominently that you are not a Chinese or Hong
                                                        Kong operating company
but a United States holding company with operations conducted by your subsidiaries
   2. Please revise the diagram of your corporate structure to identify the person(s) or entity(ies) that own
the equity of Pony Group Inc. In this regard, please identify the
 Wenxian Fan
Pony Group Inc.
January 19, 2023
Page 2
         equity percentage held by your public shareholders, as well as any other shareholders that would be disclosed as beneficial owners pursuant to Item 12 of Form 10-K and Item 403 of Regulation S-K.
Regulatory Permissions and Developments, page 3

3. Please include a summary risk factors section with individual cross-references to the individual risks discussed under the sub-heading entitled "Risks Related to Doing
         Business in China" in Item 1A. Additionally, when discussing the risks associated with the legal system in China throughout the Regulatory Permissions and Developments section, please revise to clarify that you also have operations in mainland China through your subsidiary Universe Travel and that the risks equally apply to both China and Hong
         Kong operations. Please supplementally confirm your statement that neither of your subsidiaries is required to obtain any permissions or approvals, including business licenses, from the PRC and Hong Kong governments; if it is not accurate, revise to (i)
         disclose the permissions or approvals that you are required to obtain, state affirmatively whether you have received all requisite permissions or approvals, and disclose whether any permissions or approvals have been denied and (ii) where you state that operations could be adversely affected if you inadvertently conclude that permissions/approvals are not required when they are or if interpretations change and you are required to obtain permissions or approvals in the future, to also include the fact that operations could be adversely affected if you do not receive or maintain such permissions or approvals.
4. We note your disclosure that "our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, if we inadvertently conclude that such approvals are not required when they are, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future." Please revise to expand your discussion to permissions or
FirstName LastNameWenxian Fan
       approvals. Additionally, please discuss these risks in your risk factor discussion,
Comapany     NamePony
       including         Group
                  the risk       Inc.that you may be "subject to penalties and
sanctions imposed by
                           that risk
Januarythe
         19,PRC
             2023regulatory
                   Page 2 agencies." (Emphasis added with respect to all underlined language.)
FirstName LastName
 Wenxian Fan
FirstName
Pony GroupLastNameWenxian   Fan
            Inc.
Comapany
January 19,NamePony
           2023      Group Inc.
January
Page 3 19, 2023 Page 3
FirstName LastName
"Changes in the political and economic policies of the PRC government may materially and adversely affect our business . . . ", page 17

5. We note your disclosure that "[m]ost of our operations are conducted in the PRC and a significant percentage of our revenue is sourced from the PRC . . . ."
As you exclude
         Hong Kong from your definition of PRC on page ii, please revise to reconcile this with your disclosure elsewhere (e.g., page 4) that states that you operate "primarily in Hong
         Kong." Please make conforming changes as applicable throughout the filing (e.g., your disclosure on page 18 that "[s]ubstantially all of our operations are conducted in the PRC,"
         as well as your disclosure on page 25 that you "conduct the bulk of our operations in
         China through Pony HK"). Please also revise your references to "PRC subsidiaries" to indicate that you only have one PRC subsidiary and that your other subsidiary Pony HK is in Hong Kong. Alternatively, revise your disclosure to include Hong Kong in your definition of "PRC."
"Because our principal assets are located outside of the United States, it may be difficult for you to enforce your rights . . . ", page 24

6. To the extent that you have one or more directors, officers or of senior management located in the PRC/Hong Kong, please revise to state that is the case and identify the relevant individuals, and address the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
Transfers of Cash to and from Our Subsidiaries, page 35

7. We note your disclosure that "[t]here are no significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed" (emphasis added).
         Please revise to explain what you mean by "significant," and to the extent that there are restrictions and limitations, please revise to discuss them. Please also revise to clarify whether any cash transfers have been made to date, as your disclosure states that "[a]s of the date of this Report, there has been no dividends or distributions" but does not address cash transfers. Last, provide cross-references to the condensed consolidating schedule and the consolidated financial statements, and revise your disclosure under Item 1 to include the substance of your discussion in this section.
8. Please revise your disclosure here to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the cash and/or assets may not be available to fund operations or for other use outside of the PRC/Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer such cash and/or assets.
         Additionally, to the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature); if you do not, state that that is the case. We note your disclosure that "[t]here is a possibility that the PRC
 Wenxian Fan
Pony Group Inc.
January 19, 2023
Page 4
       government could prevent our cash maintained in Hong Kong or Shenzhen from leaving or the PRC could restrict the deployment of the cash into our business or for the payment of dividends"; revise to also discuss the extent to which assets in such businesses may not be available due to such potential restrictions and limitations.
9. We note your disclosure that you "have never paid or declared any cash dividends," as well as your disclosure that "[i]f we determine to pay dividends on any of our capital stock in the future, we will be dependent on receipt of funds from our Hong Kong subsidiary . . .
       ." Please revise your risk factor discussion to conform to your disclosure here, to the extent that you have not paid any dividends and do not therefore currently rely on dividends. In this regard, we note your disclosure on page 23 that "we rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China . . .
       ."
Part III, page 41

10. Please revise to provide all of the information required by Part III of Form 10-K, or tell us why you believe you are not required to do so.
       Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                              Sincerely,
FirstName LastNameWenxian Fan
                                                              Division of
Corporation Finance
Comapany NamePony Group Inc.
                                                              Office of Trade &
Services
January 19, 2023 Page 4
cc:       Richard I. Anslow
FirstName LastName